Exhibit 99.4

News release…

Date: 27 April 2007
Ref: PR520g

Third successive record year for Rio Tinto

Solid global demand and high prices coupled with a strong operating performance in challenging conditions resulted in a third successive year of record earnings and cash flow, the chairman of Rio Tinto Paul Skinner told the annual meeting of shareholders in Perth today.

“Our performance reflects the underlying quality of our asset portfolio which has proved robust at all points of the economic cycle,” he said. “In 2006, we achieved underlying earnings of more than seven billion dollars which was 48 per cent above 2005.

“Cash flow increased by 35 per cent to 11 billion dollars. These results allowed us to increase and rebase the dividend by a sizeable 30 per cent, to total 104 cents per share.

“Rio Tinto dividends have increased significantly since the dual listed merger in 1995. The aim of our progressive dividend policy is to increase the dollar value of ordinary dividends continuously over time, without cutting them in economic downturns.”

Rio Tinto CEO Leigh Clifford said that the strong balance sheet allowed the company to invest heavily in growth and at the same time return capital to shareholders.

“We are heading for a production capacity in Western Australia of 220 million tonnes a year (of iron ore) by early 2009. This is nearly double our capacity in 2003 and four times our production seven years ago. Due to continued strength in the world’s steel markets, particularly in China, we are now planning for a significant lift beyond 220 million tonnes. We have the resources to enable this and have teams evaluating the infrastructure requirements to achieve it.

“We are very pleased with the recent progress in negotiations in Mongolia and the announcement that agreement in principle has been reached on an Investment Agreement for the development of the Oyu Tolgoi project. The agreement remains subject to approvals by the Mongolian Cabinet and Parliament, Ivanhoe and Rio Tinto, and the finalisation of formal documentation.

“The investment in Mongolia represents a phased, risk managed entry into an outstanding resource that suits our strategy for world class deposits and is located close to the border with China, the world's largest consumer of copper.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
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“We are particularly encouraged by the exploration potential of Energy Resources of Australia’s uranium leases and the expansion possibilities of satellite deposits at Rossing Uranium in Namibia. Together with the potential of Kintyre in Western Australia and Sweetwater in the US, we expect to be in a position to significantly expand our uranium production capacity in the near future.”

The transcript of both speeches follows.

Opening remarks by the Chairman, Paul Skinner

Good morning ladies and gentlemen. I am very pleased to welcome you to this year’s Annual General Meeting.

Before we go any further there will be a safety briefing. This is a subject Rio Tinto takes seriously and I would ask that you all listen carefully.

Directors

Two of our directors – David Mayhew and Richard Goodmanson – are unable to be with us today and send their apologies. Otherwise all our directors are present. I should like to begin by welcoming Mike Fitzpatrick who is standing for election today for the first time.

Mike joined the board last June after a successful period in investment and fund management. He is a member of the Audit and Remuneration committees.

I would also like to welcome and introduce Tom Albanese who will succeed Leigh Clifford as chief executive of Rio Tinto on May 1st.

Tom's appointment was announced back in December to ensure a smooth leadership transition. When Leigh steps down from the board on April 30th he will remain with us in an advisory capacity until his normal retirement date on his 60th birthday in September.

Tom brings a broad based experience of the mining industry which he has developed both outside and through a sequence of challenging roles in Rio Tinto.

He has been a key player in a number of important growth initiatives over recent years and in shaping our strategic direction. The board is confident that under his leadership Rio Tinto will continue to deliver increased value to you, our shareholders.

Before we proceed with the formal part of the agenda, Leigh and I will say a few words about Rio Tinto’s business, our current projects and operations.

Results and dividend

The mining sector continued to benefit from solid global demand and high prices in 2006. Coupled with a strong operating performance in challenging conditions, this resulted in a third successive year of record earnings and cash flow.

Our performance reflects the underlying quality of our asset portfolio which has proved robust at all points of the economic cycle.

In 2006, we achieved underlying earnings of more than seven billion dollars - we shall use US currency throughout - which was 48 per cent above 2005.

Cash flow increased by 35 per cent to 11 billion dollars. These results allowed us to increase and rebase the dividend by a sizeable 30 per cent, to total 104 cents per share.

Rio Tinto dividends have increased significantly since the dual listed merger in 1995. The aim of our progressive dividend policy is to increase the dollar value of ordinary dividends continuously over time, without cutting them in economic downturns.

Capital management

In managing our cash flow and capital base, our first priority is to invest in the future of Rio Tinto in the form of value creating projects. Second is to maintain our progressive dividend policy. Third we will return any cash surplus to our requirements to shareholders.

Regarding the first priority, in 2006, our capital investment grew to 3.9 billion dollars from 2.5 billion in 2005. This is expected to increase to about five billion dollars in 2007. We have a strong project pipeline which Leigh will talk about in his remarks.

In addition to the increased dividend, our strong cash flows enabled us to return 2.4 billion dollars to shareholders through the buyback of shares and the payment of a 1.5 billion dollar special dividend in 2006.

We intend, subject to market conditions, to return a further three billion dollars by the end of this year, 2007, while still retaining the financial flexibility to pursue growth opportunities as they arise.

We have now returned nearly six billion dollars of our overall eight billion dollar capital management programme. It is our intention to complete this by the end of 2007.

One of the most satisfying features of 2006 was that almost all of our large development projects continued to reach their milestones on time and on budget in challenging construction markets, where the skills and resources we need are in short supply.

Strategy

Rio Tinto has maintained a consistent strategy over many years, and I make no apology for restating it briefly.

Our strategy is to invest in large, long life, low cost orebodies and to develop and deliver them in a way that reflects operational best practice. We believe this will, over time, produce value growth for shareholders in varying market conditions, which may not always be as favourable as today's.

Our experience also suggests that a focus on large orebodies will result in additional development options emerging as geological understanding and technology advance.

It is very reassuring that we have established ownership interests in some of the world’s biggest underdeveloped mineral deposits. This gives us confidence that we will continue to grow production volumes as we have done over recent years.

We continue to maintain a disciplined approach to investment appraisal with long term value creation for shareholders as the leading criterion.

Alongside our investment programme we are also intent on driving productivity and performance improvements across all our primary business processes, thereby adding to the resilience of our operations in more challenging markets. We are making significant progress towards this objective.

Sustainable development

Rio Tinto maintains a strong emphasis on the important social and environmental aspects of our global business.

This is necessary because of the long term nature of our projects. Our capital intensive investments typically have life spans of more than 30 years. Without stability and local support we cannot deliver the economic returns that host governments, communities and our shareholders expect. Acting responsibly also gives us priority access to people, land and capital.

As we move into new geographical areas such as Madagascar, Peru, Russia and Mongolia, as well as established Rio Tinto mining areas, our emphasis on meeting economic, social and environmental challenges simultaneously becomes an increasingly critical feature of our approach.

Personally I have no doubt that a proactive approach to sustainable development will be of long term benefit to the Group and add value to the business in all phases of our activity.

Details of our 2006 sustainable development performance and financial results, as well as more details of our projects, are set out in our year end publications, the Annual report and financial statements, the Annual review and the Sustainable development review. The latter gives a clear overview of some of our challenges in this area including climate change, water supply and many others.

Regulation

I would like to make brief mention of the impact of the increasing burdens of regulation on the activities of large international corporations such as ours.

In the financial area the recent introduction of the new International Financial Reporting Standards and the Sarbanes Oxley Act has resulted in significant additional work and cost. We have done everything possible to mitigate the impacts to make our compliance as cost effective as possible.

We also suffer the impact of regulation in other areas, such as the European Union REACH directive relating to the classification of chemicals.

Rio Tinto recognises that regulation is a necessary feature of the business landscape but it needs to be applied thoughtfully.

We therefore urge government bodies to follow strategies of cost effective, value creating regulation and to ensure that costs and benefits are properly aligned.

Economic outlook

As I said in the Annual report, the global economy faces a range of political and economic risks, but the outlook remains broadly positive.

We expect a continuation of positive economic growth in 2007 in most of the major economies. China's strong growing demand for metals and minerals is expected to continue, and there is strong momentum in most Asian economies which represent big markets for us. Europe and the US are performing reasonably well.

On the supply side, a number of constraints, ranging from shortages of key consumables to the tight supply of skilled professionals and tradesmen will continue to limit the growth of new production capacity.

Stocks of most products have therefore remained low, resulting in tight markets. Reflecting this we expect prices in 2007 to continue at levels significantly above the long term trend.

Our approach will continue to be to invest in value creating production growth to provide long term supply assurance to our customers, and to maintain our market position.

Our existing portfolio, especially the early stage copper projects we acquired in 2006, has the potential to generate continuing growth in future. Meanwhile we remain alert to further opportunities for mergers, acquisitions and alliances.

I believe that Rio Tinto remains in very good shape and competitively well positioned to remain one of the world’s leading mining companies.

Leigh Clifford

Our strong position today owes much to our outgoing chief executive, Leigh Clifford. Leigh has made an outstanding contribution to Rio Tinto for almost 37 years. His seven years as chief executive have seen significant growth in profitability and improvements in operational performance.

The business has also grown in value under his leadership, including a number of significant acquisitions and the building of our position in Asian markets.

We thank him for all he has done for Rio Tinto and wish him well for the future.

Thanks

Although we had a record year, 2006 was nevertheless very challenging in operational and project development terms.

Our people have been under enormous pressure to maximise delivery despite shortages of production materials and manpower.

The board is very appreciative of the important part our employees played in 2006 in all the countries in which we operate. Our record results would not have been possible without the commitment, dedication and hard work of our global workforce.

Let me now ask Leigh to comment on 2006 in this his last annual meeting in Australia as chief executive.

Remarks by the chief executive, Leigh Clifford

Thanks Paul, and good morning ladies and gentlemen.

Before I look at the results in detail, let me say something on safety. This remains the highest priority throughout Rio Tinto.

We achieved an improvement in our safety performance for the seventh year in a row, though I regret this was marred by three fatalities at managed operations.

Product group results

Turning to the financial results, as we have seen, 2006 was another excellent year. We were able to make the most of higher prices with increased production volumes at many of our operations.

With our strong balance sheet we are in a position to invest heavily in growth and at the same time return capital to shareholders.

We completed six projects, in iron ore, copper, industrial minerals and energy in 2006, approved a further four major projects, and concluded a number of transactions that will cement our future as a leading copper producer.

All product groups except Energy and Diamonds increased their underlying earnings.

The Copper group was our best performer accounting for approximately half of our underlying earnings. This was due to higher copper and gold prices - increases of 84 per cent and 36 per cent respectively - and a higher molybdenum production as an important by product.

Underlying earnings in Iron Ore were one third higher than in 2005 at 2.3 billion dollars in a year that also saw fast track development of simultaneous expansion projects being executed across the Group's mines, rail and ports in Western Australia.

A succession of cyclones in the Pilbara impacted 2006 iron ore production in the first part of the year, especially with high rainfall in our mining areas. Cyclones this year have impacted shipping, but to a lesser extent compared to 2006.

In 2006, underlying earnings from the Energy group showed a three per cent decline. Higher coal prices were unable to offset the impact of higher demurrage and costs, following significant congestion at ports. Additionally, coking coal sales were lower.

Our uranium earnings, although currently modest and also impacted by adverse weather this year, will benefit in coming years from the replacement of legacy supply contracts with new contracts that reflect today's significantly higher price environment.

Industrial Minerals' contribution increased by 30 per cent to 243 million dollars with the absence of 2005's restructuring costs and favourable revenue and volume trends.

Rio Tinto Aluminium showed a sharp increase of 90 per cent in its underlying earnings contribution. Earnings of 746 million dollars resulted from an increase of 35 per cent in the price of aluminium, somewhat offset by a weaker alumina price later in the year.

Finally, the Diamonds product group underlying earnings at 205 million dollars were 27 per cent lower than the previous year due to a downturn in the rough diamond market in the second half of 2006. This caused us to withhold a quantity of rough diamonds from sale during the year.

Strategy implementation

These are buoyant times for the mining industry. We are struggling to meet demand that is fuelled by large developing economies going through a metals intensive phase of their development.

Economic growth around the world, in Asia and particularly in China, has resulted in strong demand for metals and minerals.

Although we see durability in this economic growth, ours is a cyclical business – even if the current cycle will be prolonged.

When demand rises, supply responds. Currently, however, the supply side response is slower than in past cycles.

There is a shortage of new projects, in some respects a consequence of reduced exploration spend and new investment over the past decade. A scarcity of skilled engineers and tradesmen and increased lead times for new equipment also contribute to a slower response. This won't change quickly.

We are fortunate to operate or share in some of the largest and best mineral deposits in the world. In these strong markets, we are benefiting.

The large long life deposits we prefer also give us the optionality to increase production in line with demand - clearly an advantage in the current environment.

Consistent with our strategy was our acquisition in 2006 of interests in three large, long term copper projects: La Granja in Peru, Oyu Tolgoi in Mongolia, and Pebble in Alaska.

With the Resolution project in Arizona, this means Rio Tinto has a stake in four of the ten largest undeveloped copper deposits in the world. More on these projects a little later.

While we analyse all prospects and remain alert to merger and acquisition opportunities, it is often true that the greatest value is extracted from long life projects in which we can participate from the exploration and evaluation stage.

This approach has enabled us to grow steadily and our current portfolio is creating more opportunities to extend this into the future.

The key factor in the implementation of our strategy is discipline: discipline in analysis and discipline in execution.

Improving performance together

Rio Tinto has a long track record of operational excellence. This remains a priority especially in today's buoyant market conditions.

Our Group wide programme Improving performance together is permanently changing the way we run our individual operations, replicating best practice and performance across everything we do – project analysis, project development, mine planning, mining, processing and marketing.

As a global group we need to increasingly work across functions and international borders to solve problems together instead of different business units going it alone.

By creating a standard operating model with common systems, standards and metrics we intend to ensure that we capture the best ways of operating, and replicate them across the Group.

We achieved substantial additional cash flow from IPT in 2006 and expect this to be the start of considerable value addition over time.

It goes to the core of Rio Tinto's business approach, which is about sustained first class operational and project delivery.

Energy efficiency

As a major energy producer Rio Tinto has an obligation to respond to climate change, contribute to the international debate and participate with others to reduce emissions.

Our climate change programme is focused on identifying and addressing risks and taking advantage of opportunities.

Coal remains the most abundant low cost alternative for energy security. We believe that clean coal technology has a vital part to play in reducing carbon dioxide emissions, and we are actively participating in a number of initiatives in Australia and the US.

As the second largest uranium producer in the world, with over five decades of experience in marketing and mining the mineral, we are contributing to the deliberations regarding increased nuclear power generation.

In 2006 we formed a new energy competency centre to concentrate on energy efficiency projects. We estimate that our improvement in energy efficiency reduced consumption and has saved over 110 million dollars since 2003.

Major project developments

Turning now to our growth projects, our iron ore expansions in Western Australia remain our biggest current capital investment and are progressing well.

The challenge of operating and expanding ten mines, three ports and a 1,600km rail network in the Pilbara at a time of maximum production should not be underestimated. Our teams in the Pilbara are doing an excellent job, notwithstanding the challenging cost environment and the occasional cyclone.

We are heading for a production capacity in Western Australia of 220 million tonnes a year by early 2009. This is nearly double our capacity in 2003 and four times our production seven years ago.

Due to continued strength in the world’s steel markets, particularly in China, we are now planning for a significant lift beyond 220 million tonnes. We have the resources to enable this and have teams evaluating the infrastructure requirements to achieve it.

Meanwhile construction is well under way on the Hope Downs joint venture project. It will start production next year at a rate of 22 million tonnes, rising to 30 million tonnes in stage 2.

Our ilmenite project in Madagascar remains on schedule. First production is scheduled for 2008, at a time we believe there will be growing demand for the high quality ilmenite that Madagascar will produce for 40 years.

Underground development continues at the Argyle Mine in Western Australia. We are beginning to see considerable cost pressures concerning materials and especially underground mining skills, as a consequence of the superheated regional economy.

In Canada, construction of a second dike at the Diavik diamond mine is on schedule. Feasibility studies for underground mining are continuing.

Earlier this year we announced the development of the Clermont thermal coal mine in Queensland, and we completed significant investment to expand capacity at the Weipa bauxite mine in Queensland.

At the Simandou iron ore project in Guinea, West Africa, we have recently committed to an expanded prefeasibility study to improve resource definition and evaluate transport options needed to bring this substantial resource into production. This project has the potential to become an important feature of global iron ore supply in the longer term.

We expect to make a decision on the Potasio Rio Colorado potash project in Argentina later this year.

Looking to the future, we have acquired interests in three promising copper projects that I mentioned earlier - La Granja in Peru, Oyu Tolgoi in Mongolia, and the Pebble project in Alaska.

La Granja has started a pre-feasibility study. First production is at least seven years away.

We are very pleased with the recent progress in negotiations in Mongolia and the announcement that agreement in principle has been reached on an Investment Agreement for the development of the Oyu Tolgoi project. The agreement remains subject to approvals by the Mongolian Cabinet and Parliament, Ivanhoe and Rio Tinto, and the finalisation of formal documentation.

The investment in Mongolia represents a phased, risk managed entry into an outstanding resource that suits our strategy for world class deposits and is located close to the border with China, the world's largest consumer of copper.

We have a 19.8 per cent interest in the Pebble project in Alaska, a part of the US in which we have long operating experience and a record of responsible management. It is early days for the project, as it is expected to take about ten years to reach fruition.

Exploration

We have an encouraging array of exploration projects and once again have increased our exploration spending.

In 2006, we spent 345 million dollars, 81 million more than in 2005, reflecting increased activity and accelerated evaluation of high quality projects in the pipeline.

We are particularly encouraged by the exploration potential of Energy Resources of Australia's uranium leases and the expansion possibilities of satellite deposits at Rössing Uranium in Namibia.

Together with the potential of Kintyre in Western Australia and Sweetwater in the US, we expect to be in a position to significantly expand our uranium production capacity in the near future.

We are doing sampling at the Bunder diamond discovery in India, and negotiations continue with the Government of Indonesia on the Sulawesi nickel project in Indonesia.

Farewell

Our business is in a strong position, generating record cash flows, and also investing at record levels.

Through strong operational performance and focus on project delivery, we are delivering maximum volumes of product into strong markets.

At the same time we are managing the cost pressures that the global industry is currently facing.

It has been a privilege and an honour for me to be part of this organisation and to share in its success. I am fortunate to have had such an interesting and rewarding career with Rio Tinto, especially over the last seven years as chief executive.

I would like to reiterate my comments in the Annual report by thanking the many people throughout the Group for their support over the years.

In Tom, I'm confident that Rio Tinto has a talented and dedicated leader, capable of taking the Group forward. I wish him and the company all the best for the future.

For further information, please contact:

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